1180 Seminole Trail, Suite 495
Charlottesville, VA 22902
(434) 422-9800

June 28, 2021

VIA EDGAR

United States Securities

    and Exchange Commission
Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Adial Pharmaceuticals, Inc. Withdrawal of Registration Statement on Form S-1 File No: 333-256771

Ladies and Gentlemen:

On June 4, 2021, Adial Pharmaceuticals, Inc. (the “Company”) initially filed Registration Statement No. 333-256771 on Form S-1 (together with the exhibits and amendments thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement effective as of the date hereof. The Company is seeking withdrawal of the Registration Statement because it no longer wishes to conduct a public offering of securities at this time. The Registration Statement has not been declared effective by the Commission and no securities have been issued or sold under the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions, please contact the Company’s legal counsel, Leslie Marlow, Esq. of Gracin & Marlow, LLP, at (212) 907-6457.

Very truly yours,

ADIAL PHARMACEUTICALS, INC.

By:	/s/ Willian B. Stilley III
Name:	William B. Stilley III
Title:	Chief Executive Officer

cc:	Deanna Virginio Leslie Marlow, Esq., Gracin & Marlow, LLP